Exhibit 12

MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2017	2016	2015	2014	2013
Income from continuing operations before income taxes	$2,836	$1,184	$1,255	$1,088	$897
(Income) loss related to equity method investees	(39)	(10)	(16)	(6)	5
	2,797	1,174	1,239	1,082	902
Add/(deduct):
Fixed charges	363	292	228	202	212
Interest capitalized	(1)	(1)	(9)	(33)	(32)
Distributed income of equity method investees	32	29	5	6	8
Earnings attributable to Marriott available for fixed charges	$3,191	$1,494	$1,463	$1,257	$1,090
Fixed charges:
Interest expensed and capitalized (1)	$289	$235	$176	$148	$152
Estimate of interest within rent expense	74	57	52	54	60
Total fixed charges	$363	$292	$228	$202	$212
Ratio of earnings attributable to fixed charges	8.8	5.1	6.4	6.2	5.1

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12